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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number       3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investments in the Custody of                                          Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed:

811-10263                                                                    February 27, 2004
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

      AB Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

      2401 Ceder Spring Road, Dallas, TX 75201-1407
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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
of AB Funds Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 30, 2002 of the following:

      - Securities managed by Northern Trust Investments, Inc. in Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Equity Funds"), and

      - Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Funds").

Management is responsible for the Equity Funds' and the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Equity Funds' and the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Equity Funds' and the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 30, 2002, and with respect to agreement of security and futures contract purchases and sales, for the period from December 27, 2002 (the date of our last examination), through December 30, 2002:

- Confirmation of securities held by institutions in book entry form at Depository Trust Company on behalf of Northern Trust Company by reviewing a sample of securities managed by Northern Trust Investments, Inc. for the Equity Funds.

- Reconciliation of all such securities of the Equity Funds to the books and records of the Equity Funds and Northern Trust Company, the Custodian.

- Confirmation of all outstanding futures contracts managed by Northern Trust Investments, Inc. shown on the books and records of the Funds with brokers.

- Agreement of 1 purchase and 1 sale of securities and futures contracts managed by Northern Trust Investments, Inc. in the Equity Funds and the Funds since our last report from the books and records of the Equity Funds and the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Equity Funds' and the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2002 with respect to securities reflected in the investment accounts of the Equity Funds and the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of AB Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

February 27, 2004

March 15, 2004

Mr. Bill McGinley
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

RE: MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
    INVESTMENT COMPANY ACT OF 1940

Dear Bill:

We, as members of management of AB Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We performed, with assistance from Northern Trust (see attached letter), an evaluation of AB Funds Trust's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of December 30, 2002, and from December 27, 2002 through December 30, 2002 for the following:

      - Securities managed by Northern Trust Investments, Inc. in Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Equity Funds"), and

      - Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Funds").

Based on this evaluation, we assert that the Equity Funds and the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2002, and from December 27, 2002 through December 30, 2002, with respect to securities reflected in the investment accounts of the Equity Funds and the Funds.

 \s\ O.S Hawkins
---------------------------------
 O.S Hawkins, President and CEO

 \s\ Jeffrey P. Billinger
---------------------------------
 Jeffrey P. Billinger, Treasurer

 \s\ Rodney R. Miller
---------------------------------
 Rodney R. Miller, Secretary

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675
USA
(312) 630-6000

[NORTHERN TRUST LOGO]

STATEMENT TO AB FUNDS TRUST REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We serve as custodian of AB Funds Trust. We have performed an evaluation of AB Funds Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 30, 2002, and from December 27, 2002 through December 30, 2002 for the following:

- Securities managed by Northern Trust Investments Inc. in Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Equity Funds"), and

- Outstanding futures contracts managed by Northern Trust Investments, Inc. in Flexible Income Fund, Growth & Income Fund, Capital Opportunities Fund, Global Equity Fund, Equity Index Fund, Value Equity Fund, Growth Equity Fund and Small Cap Equity Fund (the "Funds")

Based on this evaluation, we assert that the Equity Funds and the Funds were in compliance with requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 30, 2002, and from December 27, 2002 through December 30, 2002, with respect of securities reflected in the investment accounts of the Equity Funds and the Funds.

                                           The Northern Trust Company

                                           /s/ Scott Denning
                                               -----------------------

                                           By: Scott Denning

                                           Title: Vice President